Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2020	December 31, 2019
Assets
Current
Cash		$2	$1
Restricted cash		2	2
Accounts receivable		39	62
Prepaid expenses and Other		13	12
Lease receivable	3	—	9
Assets held for sale	4	—	83

		56	169

Non-current
Lease receivable	3	—	30
Property, plant and equipment	5	928	1,705

		928	1,735

Total assets		$984	$1,904

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$67	$111
Current portion of long-term debt	6	—	434
Current portion of lease liabilities	7	5	29
Current portion of provisions	8	17	16
Liabilities related to assets held for sale	4	—	13

		89	603
Non-current
Long-term debt	6	485	27
Lease liabilities	7	7	85
Provisions	8	78	97

		659	812

Shareholders’ equity
Shareholders’ capital	11	2,187	2,187
Other reserves	12	103	102
Deficit		(1,965)	(1,197)

		325	1,092

Total liabilities and shareholders’ equity		$984	$1,904

Basis of presentation (Note 2)

Commitments and contingencies (Note 13)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2020	2019	2020	2019
Oil and natural gas sales and other income	10	$52	$109	$136	$212
Royalties		(2)	(7)	(7)	(14)

		50	102	129	198
Risk management gain (loss)	9	(1)	1	22	(17)

		49	103	151	181

Expenses
Operating	14	21	34	53	70
Transportation		2	8	9	15
General and administrative	14	3	6	7	11
Restructuring		—	2	—	3
Share-based compensation	12	1	1	1	2
Depletion, depreciation, impairment and accretion	5,8	34	201	844	270
Gain on provisions	8	—	(2)	(23)	(2)
Foreign exchange loss (gain)	6	(2)	(1)	3	(3)
Financing	6,7	10	10	21	19
Other		2	6	4	12

		71	265	919	397

Income (loss) before taxes		(22)	(162)	(768)	(216)

Deferred tax expense (recovery)		—	—	—	—

Net and comprehensive income (loss)		$(22)	$(162)	$(768)	$(216)

Net income (loss) per share
Basic		$(0.30)	$(2.22)	$(10.52)	$(2.97)
Diluted		$(0.30)	$(2.22)	$(10.52)	$(2.97)
Weighted average shares outstanding (millions)
Basic	11	73.0	73.0	73.0	72.8
Diluted	11	73.0	73.0	73.0	72.8

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2020	2019	2020	2019
Operating activities
Net income (loss)		$(22)	$(162)	$(768)	$(216)
Other income	3	—	—	—	(1)
Depletion, depreciation, impairment and accretion	5,8	34	201	844	270
Provisions	8	—	(2)	(23)	(2)
Financing	6,7	—	2	1	4
Share-based compensation	12	1	1	1	2
Unrealized risk management loss (gain)	9	12	(6)	—	8
Unrealized foreign exchange loss (gain)	6	(2)	(4)	3	(6)
Other		1	1	1	1
Decommissioning expenditures	8	—	(1)	(8)	(3)
Onerous office lease settlements	8	(6)	(1)	(5)	(2)
Change in non-cash working capital		(16)	(32)	(11)	(59)

		2	(3)	35	(4)

Investing activities
Capital expenditures	5	—	(8)	(41)	(42)
Property dispositions (acquisitions), net	5	—	—	—	11
Change in non-cash working capital		(13)	(6)	(14)	(19)

		(13)	(14)	(55)	(50)

Financing activities
Lease receivable receipts	3	—	2	2	5
Lease liabilities settlements	7	(2)	(10)	(4)	(15)
Increase (decrease) in long-term debt	6	13	38	21	79
Repayments of senior notes	6	—	(17)	—	(17)
Realized foreign exchange loss on repayments	6	—	3	—	3

		11	16	19	55

Change in cash and cash equivalents		—	(1)	(1)	1
Cash and cash equivalents, beginning of period		2	2	3	—

Cash and cash equivalents, end of period		$2	$1	$2	$1

Cash and cash equivalents includes cash and bank overdraft.

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2020		$2,187	$102	$(1,197)	$1,092
Net and comprehensive loss		—	—	(768)	(768)
Share-based compensation	12	—	1	—	1

Balance at June 30, 2020		$2,187	$103	$(1,965)	$325

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2019		$2,185	$99	$(409)	$1,875
Net and comprehensive loss		—	—	(216)	(216)
Share-based compensation	12	—	2	—	2
Issued on exercised equity plans	12	1	(1)	—	—

Balance at June 30, 2019		$2,186	$100	$(625)	$1,661

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) include the accounts of Obsidian Energy, our wholly owned subsidiaries and our proportionate interest in partnerships. Results from acquired properties are included in the Company’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that Obsidian Energy will be able to realize our assets and discharge our liabilities in the normal course of business.

As at June 30, 2020, Obsidian Energy was in compliance with all financial covenants in our syndicated credit facility and senior notes and had sufficient liquidity under our syndicated credit facility to meet our current obligations. In the first quarter of 2020, our Debt to Adjusted EBITDA covenant was eliminated, thus our going concern assessment is focused on liquidity capacity over the next 12 months. Based on strip commodity pricing as of July 22, 2020, the Company is currently forecasting that sufficient liquidity exists under our syndicated credit facility to fund operations. Additionally, under the Company’s current forecast, sufficient liquidity exists under situations where further potential strip commodity price reductions were to occur due to a combination of available borrowing capacity and the ability to implement additional proactive actions within the Company’s control.

However, due to significant commodity price volatility experienced since March 2020 mainly due to the impact of the COVID-19 pandemic on the demand for commodities and OPEC production levels, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity over the next 12 months. As a result, the Company may be required to obtain additional financing to increase liquidity, the availability of which is uncertain at this time. As such, there is a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These interim consolidated financial statements do not include adjustments in the carrying values of the assets and liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2019. Beginning in March 2020, the impact of the COVID-19 pandemic and potential supply and demand implications for crude oil has resulted in significant price volatility. The Company’s critical accounting judgements and key estimates remain the same as disclosed in our annual consolidated financial statements as at and for the year ended December 31, 2019, however, the COVID-19 pandemic and resulting market volatility has increased the complexity of these judgements and estimates when preparing these interim consolidated financial statements, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on July 29, 2020.

c) Significant Accounting policies

Government Grants

Obsidian Energy recognizes government grants as they are received or if there is reasonable assurance that the Company is in compliance with all associated conditions. The grant is recognized within the Consolidated Statements of Income (Loss) in the period in which the income is earned or the related expenditures are incurred. If the grant relates to an asset, it is recognized as a reduction to the carrying value of the asset and amortized into income over the expected useful life of the asset through lower depletion and depreciation.

3. Lease receivable

Lease receivable relates to the lease component of sub-leased office space. Total lease receivable included in the Consolidated Balance Sheet is as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$39	$43
Additions (terminations)	(37)	3
Finance income	—	2
Lease payments received	(2)	(9)

Balance, end of period	$—	$39

Current portion	$—	$9
Long-term portion	$—	$30

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the amounts received from subtenants no longer meet the criteria to be classified as a finance lease and thus the lease receivable has been removed. The office lease provision in Notes 7 and 8 have been updated to reflect the accounting treatment under the revised terms.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at
	June 30, 2020	December 31, 2019
Assets held for sale
Cash	$—	$2
Accounts receivable	—	4
Property, plant and equipment	—	77

	$—	$83

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$—	$6
Decommissioning liability	—	7

	$—	$13

At December 31, 2019, the Company was continuing to progress through a sales process for our interest in the Peace River Oil Partnership. As a result of commodity price volatility, primarily due to the COVID-19 pandemic, the completion of a potential transaction is uncertain at this time, thus the Company has no longer classified this asset as held for sale.

5. Property, plant and equipment (“PP&E”)

Oil and Gas assets/ Facilities, Corporate assets

Cost	Six months ended June 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$10,388	$10,776
Capital expenditures	41	103
Dispositions	—	(52)
Transfer from/(to) assets held for sale	423	(423)
Net decommissioning dispositions	(45)	(16)

Balance, end of period	$10,807	$10,388

Accumulated depletion and depreciation	Six months ended June 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$8,709	$8,202
Depletion and depreciation	72	236
Impairments	763	658
Transfers from/(to) asset held for sale	346	(346)
Dispositions	—	(41)

Balance, end of period	$9,890	$8,709

	As at
Net book value	June 30, 2020	December 31, 2019
Total	$917	$1,679

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets. Refer to Note 8 for further discussion on amendments to our office lease agreement.

Cost
	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$15	$17	$3	$2	$37
Additions (Terminations)	(2)	—	1	—	(1)

Balance, December 31, 2019	$13	$17	$4	$2	$36
Additions (Terminations)	(13)	(2)	1	—	(14)

Balance, June 30, 2020	$—	$15	$5	$2	$22

Accumulated amortization
	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$—	$—	$—	$—	$—
Amortization	3	6	1	—	10

Balance, December 31, 2019	$3	$6	$1	$—	$10
Amortization	—	3	1	—	4
Termination	(3)	—	—	—	(3)

Balance, June 30, 2020	$—	$9	$2	$—	$11

	As at
Net book value	June 30, 2020	December 31, 2019
Total	$11	$26

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the office lease no longer meets the criteria to be classified as a right-of-use asset. The office lease provision in Notes 7 and 8 have been updated to reflect the accounting treatment under the revised terms.

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

	As at
PP&E	June 30, 2020	December 31, 2019
Oil and Gas assets, Facilities, Corporate assets	$917	$1,679
Right-of-use assets	11	26

Total	$928	$1,705

At June 30, 2020, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted.

During the first quarter of 2020, the Company completed impairment tests across all of our Cash Generating Units (“CGU’s”) as a result of the low commodity price environment, primarily due to the impact of the COVID-19 pandemic and concerns regarding potential lack of storage forcing production shut-ins. This led to the Company recording $763 million of non-cash impairments, which included $702 million within our Cardium CGU, $58 million within our Peace River CGU and $19 million within our corporate assets. Additionally, a $16 million impairment recovery was recorded within our Legacy CGU as a result of the Company increasing our discount rate used in our decommissioning liability due to current market conditions.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

6. Long-term debt

	As at
	June 30, 2020	December 31, 2019
Bankers’ acceptances and prime rate loans	$420	$399
Senior secured notes – 2008 Notes
6.40%, US$4 million, maturing November 30, 2021	6	5
Senior secured notes – 2010 Q1 Notes
5.85%, US$10 million, maturing November 30, 2021	13	13
Senior secured notes – 2010 Q4 Notes
4.88%, US$13 million, maturing November 30, 2021	18	17
4.98%, US$6 million, maturing November 30, 2021	8	8
5.23%, US$2 million, maturing November 30, 2021	3	3
Senior secured notes – 2011 Q4 Notes
4.79%, US$12 million, maturing November 30, 2021	17	16

Total long-term debt	$485	$461

Current portion	$—	$434
Long-term portion	$485	$27

As a result of entering into amending agreements with our banking syndicate in the first quarter of 2020 and the extension of the term-out period to November 30, 2021, the Company’s syndicated credit facility was classified as non-current on June 30, 2020.

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at
	June 30, 2020	December 31, 2019
Weighted average remaining life (years)	1.4	1.5
Weighted average interest rate	5.2%	5.7%

The Company has a reserve-based syndicated credit facility with an underlying borrowing base and amount available to be drawn of $550 million and $450 million, respectively. The revolving period of the syndicated credit facility ends on May 31, 2021, with the end date of the term period on November 30, 2021. The syndicated credit facility is subject to a semi-annual borrowing base redetermination in May and November of each year.

In June 2020, the Company entered into an amending agreement with our lenders which resulted in the extension of the previously scheduled re-confirmation date on June 22, 2020 to September 4, 2020. Additional details of the terms in the amending agreement are as follow:

•

a revolving period reconfirmation date will occur on September 4, 2020, whereby the lenders may accelerate the end date of the revolving period to September 15, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

•

the lenders have the option to complete a borrowing base determination on September 15, 2020. If the lenders elect not to complete a determination, the next scheduled borrowing base determination will occur on November 30, 2020, as previously disclosed.

In the first quarter of 2020, the Company agreed with holders of our senior notes to move the maturity dates of the notes due on March 16, 2020, May 29, 2020, December 2, 2020, December 2, 2022 and December 2, 2025 to November 30, 2021. Under the agreement, the senior notes maturity dates will be accelerated to April 1, 2021, if the borrowing base is not reconfirmed by the lenders under our syndicated credit facility on September 4, 2020.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value, this process continues. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantees on the outcome. The outcome of the strategic review process as well as various factors such as government regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms of future renewals for the syndicated credit facility.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at June 30, 2020, 87 percent (December 31, 2019 – 87 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At June 30, 2020, letters of credit totaling $5 million were outstanding (December 31, 2019 – $8 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019
Interest on long-term-debt and fees	$10	$8	$20	$15
Unwinding discount on lease liabilities	—	2	1	4

Financing	$10	$10	$21	$19

Obsidian Energy records unrealized foreign exchange gains or losses on our senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon actual repayment of senior notes. The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019
Realized foreign exchange loss	$—	$3	$—	$3
Unrealized foreign exchange loss (gain)	(2)	(4)	3	(6)

Foreign exchange loss (gain)	$(2)	$(1)	$3	$(3)

The Company is subject to Senior debt and Total debt to Capitalization financial covenants with a maximum ratio of 75%, as more specifically defined in the applicable lending agreements. At June 30, 2020, the Company was in compliance with our financial covenants under such lending agreements.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

7. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheet are as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$114	$136
Additions (terminations)	(99)	1
Unwinding of discount on lease liabilities	1	7
Lease payments	(4)	(30)

Balance, end of period	$12	$114

Current portion	$5	$29
Long-term portion	7	85

Total	$12	$114

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. The revised agreement no longer meets the criteria to be classified as a lease liability, thus the office lease portion has been removed. The office lease provision in Note 8 has been adjusted to reflect the revised appropriate accounting treatment.

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after June 30, 2020:

	2020	2021	2022	2023	2024	Thereafter	Total
Transportation	$2	$3	$3	$—	$—	$—	$8
Vehicle	1	1	1	—	—	—	3
Surface	—	—	—	—	—	6	6

Total	$3	$4	$4	$—	$—	$6	$17

Amounts recognized in Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows

The Company recorded $nil of income from sub-leases related to our right-of-use assets. Expenses related to short-term leases and leases of low-value assets were insignificant during the period.

8. Provisions

	As at
	June 30, 2020	December 31, 2019
Decommissioning liability	$57	$100
Office lease provision	38	13

Total	$95	$113
Current portion	$17	$16
Long-term portion	78	97

Total	$95	$113

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2019 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 9.0 percent (December 31, 2019 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At June 30, 2020, the total decommissioning liability on an undiscounted, uninflated basis was $604 million (December 31, 2019 - $621 million).

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$100	$129
Net liabilities added (disposed) (1)	—	(6)
Increase (decrease) due to changes in estimates	(45)	(10)
Liabilities settled	(8)	(14)
Transfers from (to) liabilities for assets held for sale	7	(7)
Accretion charges	3	8

Balance, end of period	$57	$100

Current portion	$8	$13
Long-term portion	$49	$87

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. These payments are reduced by recoveries under current sub-lease agreements that were recognized as non-lease components. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2019 – 6.0 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$13	$22
Net additions (dispositions)	28	(5)
Increase (decrease) due to changes in estimates	—	(3)
Cash settlements	(5)	(2)
Accretion charges	2	1

Balance, end of period	$38	$13

Current portion	$9	$3
Long-term portion	$29	$10

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the terms of the amending agreement our annual net rent payable will be a maximum of $0.8 million per month ($10 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. Additionally, the building landlord has agreed to indemnify the Company on all existing subleases. Based on the revised terms, all costs associated with the agreement now meet the criteria to be classified as an onerous lease.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

9. Risk management

Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At June 30, 2020, except for the senior notes described in Note 6 with a carrying value of $65 million (December 31, 2019 – $62 million) and a fair value of $47 million (December 31, 2019 - $59 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.

The fair values of all outstanding financial and commodity contracts are reflected on the Consolidated Balance Sheet with the changes during the period recorded in income as unrealized gains or losses.

At June 30, 2020 and December 31, 2019, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Six months ended June 30, 2020	Year ended December 31, 2019
Risk management asset (liability)
Balance, beginning of period	$—	$9
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	—	(9)

Total fair value, end of period	$—	$—

As at
	June 30, 2020	December 31, 2019
Total fair value consists of the following:
Current asset portion	$—	$—

Total fair value	$—	$—

Obsidian Energy had the following financial instruments outstanding as at June 30, 2020. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
AECO Swaps
AECO Swaps	22,800 mcf/d	Q3 2020	$1.68/mcf	$—

Total				$—

Based on commodity prices and contracts in place at June 30, 2020, a $0.50 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $1 million.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019
Realized
Settlement of commodity contracts	$11	$(5)	$22	$(9)

Total realized gain (loss)	$11	$(5)	$22	$(9)
Unrealized
Commodity contracts	$(12)	$6	$—	$(8)

Total unrealized gain (loss)	(12)	6	—	(8)

Risk management gain (loss)	$(1)	$1	$22	$(17)

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Beginning in March 2020, the oil & gas industry has experienced significant volatility with crude oil prices due to macro-economic uncertainty, mainly due to reduced demand for crude oil as a result of the COVID-19 pandemic, fluctuating OPEC production levels and potential supply and demand implications. The duration and impact of these global events remain uncertain and could impact our cash flow and financial condition in the future.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

10. Revenue

The Company’s significant revenue streams consist of the following:

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019
Crude Oil	$35	$98	$99	$182
NGL	2	3	7	7
Natural gas	10	6	21	18

Production revenues	47	107	127	207
Other revenue	4	—	6	—
Processing fees	1	2	3	4
Financing income	—	—	—	1

Oil and natural gas sales and other income	$52	$109	$136	$212

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

11. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2018	72,473,719	$2,185
Issued on exercise of equity compensation plans (1)	537,769	2

Balance, December 31, 2019	73,011,488	$2,187
Issued on exercise of equity compensation plans (1)	10,833	—

Balance, June 30, 2020	73,022,321	$2,187

(1)	Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019
Average shares outstanding (millions)
Basic and Diluted	73.0	73.0	73.0	72.8

For the second quarter of 2020 and for the first six months of 2020, no common shares (2019 – 0.2 million) that are issuable under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

12. Share-based compensation

Restricted and Performance Share Unit plan (“RPSU plan”)

Obsidian Energy has an RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange (“TSX”). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RPSU plan (number of shares equivalent)	Six months ended June 30, 2020	Year ended December 31, 2019
Outstanding, beginning of period	1,100,278	1,235,202
Granted	—	971,916
Vested	(23,143)	(574,706)
Forfeited	(32,973)	(532,134)

Outstanding, end of period	1,044,162	1,100,278

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

There were no units granted in the first six months of 2020. In the prior period, the fair value of the RPSU plan units granted used the following weighted average assumptions:

	Six months ended June 30
	2020	2019
Average fair value of units granted (per unit)	$—	$2.77
Expected life of units (years)	—	3.0
Expected forfeiture rate	—	1.0%

Performance Share Unit (“PSU”) plan under the RPSU plan

The PSU plan under the RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares.

PSU awards (number of shares equivalent)	Six months ended June 30, 2020	Year ended December 31, 2019
Outstanding, beginning of period	92,424	163,129
Granted	—	144,211
Vested	—	(22,929)
Forfeited	(4,173)	(191,987)

Outstanding, end of period	88,251	92,424

The liability associated with the PSU’s under the RPSU plan was insignificant at both June 30, 2020 and December 31, 2019.

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees and other service providers. The Company has proposed the reinstatement of an amended option plan, after suspension of the Option Plan since March 2017, to be voted on by our shareholders at our next annual general meeting on July 30, 2020.

	Six months ended June 30, 2020		Year ended December 31, 2019
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	89,178	$10.41	287,996	$25.34
Forfeited	(44,714)	12.06	(198,818)	32.04

Outstanding, end of period	44,464	$4.36	89,178	$10.41

Exercisable, end of period	43,650	$8.66	77,066	$10.67

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At June 30, 2020, 1,615,648 DSUs (December 31, 2019 – 847,100) were outstanding and $1 million was recorded as a current liability (December 31, 2019 – $1 million).

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RPSU plan which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the DSU plan is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2020	2019
RPSU plan	$1	$2

Share-based compensation	$1	$2

The share price used in the fair value calculation of the DSU plan obligations at June 30, 2020 was $0.57 per share (2019 – $1.56). The expense under the DSU plan was insignificant.

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

Effective May 1, 2020, due to the low commodity price environment, the Company temporarily suspended the employer match portion of the savings plan.

13. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

14. Government grants

The Company has received payment for the first four periods of the Canadian Emergency Wage Subsidy (“CEWS”). The CEWS allows eligible companies to receive a subsidy of up to 75 percent of employee wages, subject to a maximum. For the first six months of 2020, this resulted in a benefit to the Company of approximately $2 million which resulted in a $1.6 million reduction to operating costs and a $0.4 million reduction to general and administrative costs.

OBSIDIAN ENERGY SECOND QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17